Via EDGAR
September 3, 2010
Mr. Mark Webb
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Re:	Glacier Bancorp, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Form 10-Q for the Quarterly Period Ended March 31, 2010 File No. 000-18911
Dear Mr. Webb:
Consistent with the telephone conversations with Mr. John Nolan, Senior Assistant Chief Accountant, and Mr. Amit Pande, Accounting Branch Chief, the following response has been prepared by Glacier Bancorp, Inc. (the “Company”) to your June 25, 2010 comment letter regarding the Form 10-K filed by the Company for the fiscal year ended December 31, 2009 and Form 10-Q filed by the Company for the quarterly period ended March 31, 2010. The time for responding to the comment letter was extended to September 3, 2010 in order to provide each of the Company’s eleven bank subsidiaries sufficient time to separately accumulate the requested information and thereby provide the Staff with a complete and comprehensive response to each of the comments.
For convenience and ease of review, we have reprinted below the text of the comment in your correspondence, followed by the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2009
Business Section, Lending Activity
Non-performing loans and real estate owned, page 17
1.	We note that 85% and 10% of total $198.3 million of non-accrual loans as of December 31, 2009 in the table on page 17 (as revised on page 18 of the Form 10-K/A) were commercial loans and real estate loans, respectively. We also note that 58% and 31% of

Mr. Mark Webb, Legal Branch Chief
United States Securities and Exchange Commission

charge-offs in 2009 were related to commercial and residential real state loans. Please tell us as of March 31, 2010, and revise this section in future filings to provide the following disclosure:
•	Disclose the dollar amount, extent of collateralization and date of the most recent appraisals for the largest individual nonaccrual and/or impaired loans commercial and real estate loans.

•	State, if applicable, the dollar amount of multiple nonaccrual and/or impaired loans issued to a single or related party group of borrowers.

•	Disclose the dollar amount of nonaccrual and/or impaired loans that have had partial charge-offs recorded during the period for which you continue to have concerns as to the collectability of the remaining loan balance.

•	Disclose any restructured loans issued to single borrowers or related party groups that are currently in nonaccrual status or that have been charged-off through March 31, 2010, but which continue to have other loans that are currently recorded on accrual status.
Response:

Impaired loans of $218.7 million as of December 31, 2009, included $198.3 million of non-accrual loans.

Of the $218.7 million impaired loans as of December 31, 2009, there were 44 commercial real estate loans that accounted for $110.9 million, or 51 percent, of the impaired loans. The 44 loans were collateralized by 112 percent of the loan value, the majority of which had appraisals (new or updated) in the later half of 2009.

Of the $218.7 million impaired loans as of December 31, 2009, there was $136.7 million, or 63 percent, of multiple impaired loans issued to a single or related party group of borrowers.

As of December 31, 2009, the amount of impaired loans that have had partial charge-offs during the year for which the Company continues to have concern about the collectability of the remaining loan balance was $35.6 million. Of these loans, there were charge-offs of $21.4 million during 2009.
The Company has troubled debt restructured loans issued to a single borrower or related party groups that are currently in nonaccrual status or that have had charge-offs during the year, but which continue to have other loans that are currently recorded on accrual status. The amount of these troubled debt restructures is $11.5 million and $9.0 million as of December 31, 2009 and March

Mr. Mark Webb, Legal Branch Chief
United States Securities and Exchange Commission

31, 2010, respectively, and the amount of the accruing loans is $6.4 million and $3.9 million as of December 31, 2009 and March 31, 2010, respectively.

2.	We refer to the last paragraph on page 18 that states most of the non-performing loans are secured by real estate and management believes the underlying collateral is adequate to minimize significant charge-offs or loss, based on current information available, including appraisals where appropriate. We also refer to similar disclosure in the “Credit Quality Summary” section on page 44. Considering $188.4 million or 95% of your non-performing loans as of December 31, 2009 are collateral-dependent residential real estate and commercial loans, please tell us and in future filings revise this section to include the following disclosure:
•	Describe the nature of the current information available that is used by management, other than appraisals, to determine the adequacy of the fair value of the underlying collateral. Discuss the basis for using this information instead of, or in addition to, the appraised value of the properties.

•	Considering you state appraisals are used “where appropriate,” please describe specific situations in which the Company has determined that appraisals would not be appropriate for determining the fair value of the underlying collateral and what other alternative valuation methods were used.

•	In situations where you do not use external appraisals to fair value the underlying collateral of impaired loans, please provide us with a comprehensive discussion of the process and procedures you have in place for estimating the fair value of the collateral for these loans.

•	Expand your discussion regarding your methodology for determining fair value based on external appraisals to include the following:
•	State how and when you obtain external appraisals and how this impacts the amount and timing of your quarterly and annual periodic loans provision(s) and charge-offs.

•	Describe the typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. Tell us if there have been any significant time lapses during this process.

•	Discuss any situations where you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.

Mr. Mark Webb, Legal Branch Chief
United States Securities and Exchange Commission

Response:

The referenced sentence in the last paragraph on Page 18 of the Form 10-K is presented below in its entirety (with emphasis added by italicized text).
Most of the Company’s non-performing assets are secured by real estate and, based on the most current information available to management, including updated appraisals where appropriate, the Company believes the value of the underlying real estate collateral is adequate to minimize significant charge-offs or loss to the Company.
With respect to the italicized text, the following information provides the context in which it was intended.

Appraisal requirements promulgated by bank supervisory and regulatory agencies require the Company’s subsidiary banks to obtain appraisals or evaluations of real property collateral consistent with safe and sound banking practices. For commercial real estate loans identified as problem loans, the applicable Interagency Appraisal and Evaluation Guidelines and Appendix A to Part 365 of Title 12, CFR (the “Guidelines”) stipulate that the financial institutions are required to obtain updated collateral values based on current information, but can use a variety of valuation techniques for updating problem loan collateral values. For instance, when performed by persons with the requisite experience and training, adjustments to the original appraisal or evaluation assumptions to reflect current changes in market conditions or delays in a project’s development and construction may suffice for smaller, non-complex credits. Larger or more complex commercial real estate loans typically need either a new appraisal or an update of the original appraisal.

For residential real estate loans identified as problem loans, the Guidelines provide that financial institutions can also use a variety of valuation techniques for updating problem loan collateral values. For instance, bank management can use broker price opinions. Such opinions assist management in assessing the range of recoveries under different loan modification scenarios for properties facing potential foreclosure.

In addition, the Interagency Policy Statement on Prudent Commercial Real Estate Loan Workouts provides at Section III, subsection C (Assessing Collateral Values) that an updated appraisal may not be necessary in instances where an internal evaluation by the institution appropriately updates the original appraisal assumptions to reflect current market conditions and provides an estimate of the collateral’s fair value for impairment analysis.

Mr. Mark Webb, Legal Branch Chief
United States Securities and Exchange Commission

The following is an expanded discussion consistent with the request. This expanded discussion will be included in future filings as deemed necessary:

A loan is considered impaired when, based upon current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impaired loans include non-performing loans (i.e., non-accrual loans and accruing loans 90 days or more overdue) and accruing loans under ninety days overdue where it is probable payments will not be received according to the loan agreement. An insignificant delay or shortfall in the amounts of payments would not cause a loan or lease to be considered impaired. The Company determines the significance of payment delays and shortfalls on a case-by-case basis, taking into consideration all of the facts and circumstances surrounding the loan and the borrower, including the length and reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest due. At the time a loan is identified as impaired, it is measured for impairment and thereafter reviewed and measured on at least a quarterly basis for additional impairment.

The amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, except when it is determined that repayment of the loan is expected to be provided solely by the underlying collateral. For impairment based on expected future cash flows, the Company considers all information available as of a measurement date, including past events, current conditions, potential prepayments, and estimated costs to sell when such costs are expected to reduce the cash flows available to repay or otherwise satisfy the loan. For alternative ranges of cash flows, the likelihood of the possible outcomes is considered in determining the best estimate of expected future cash flows. The effective interest rate for a loan restructured in a troubled debt restructuring is based on the original contractual rate.

For collateral-dependent loans and real-estate loans for which foreclosure or a deed-in-lieu of foreclosure is probable, impairment is measured by the fair value of the collateral less the estimated cost to sell. The Company measures impairment on collateral-dependent loans on a loan-by-loan basis.

Fair value of collateral-dependent loans (and other real estate acquired by foreclosure or deed-in-lieu of foreclosure) is determined primarily based upon appraisal or evaluation of the underlying real property value. New or updated appraisals or evaluations are generally obtained when it has been determined that a collateral-dependent loan has become impaired, when it is likely that a real-estate loan will be foreclosed upon, and for other real estate owned in connection with its transfer to the Company. Thereafter, appraisals or evaluations (new or updated) are reviewed at least quarterly and more frequently based on current market

Mr. Mark Webb, Legal Branch Chief
United States Securities and Exchange Commission

conditions, including deterioration in a borrower’s financial condition and when property value may be subject to significant volatility.

The Company reviews appraisals or evaluations, giving consideration to the highest and best use of the collateral, with values reduced by discounts to consider lack of marketability and estimated costs to sell. Although the Company considers the appraised value of collateral as the starting point for determining its fair value, the Company also considers other factors and events in the environment that may affect the current fair value, including the Company’s experience with whether the appraised values of impaired collateral-dependent loans are actually realized, and the timing of cash flows expected to be received from the underlying collateral to the extent such timing is significantly different than anticipated in the most recent appraisal. After review and acceptance of the appraisal or evaluation (new or updated), adjustments to an impaired loan’s carrying value may be made through provision for loan loss, charge-off, or recovery.

Most of the Company’s impaired loans are secured by real estate and, based on the most current information available to management, the Company believes the value of the underlying real estate collateral less the estimated cost to sell is adequate to minimize significant charge-offs or loss to the Company. Each bank subsidiary evaluates the level of its impaired loans, and related impairment including the values of the underlying real estate and other collateral, and related trends in net charge-offs. Through pro-active credit administration, the Banks work closely with borrowers to seek favorable resolution to the extent possible, thereby attempting to minimize net charge-offs or losses to the Company.

The Company’s Loan Policy and credit administration practices adopt and implement the applicable requirements of the Interagency Appraisal and Evaluation Guidelines (and the Interagency Guidelines for Real Estate Lending Policies in Appendix A to Part 365 of Title 12, CFR) (collectively, the “Guidelines”) and the Uniform Standards of Professional Appraisal Practice (“USPAP”) as established and amended by the Appraisal Standards Board. The Company’s Loan Policy establishes criteria for obtaining appraisals or evaluations, including transactions that are otherwise exempt from the appraisal requirements set forth within the Guidelines. The time between ordering an appraisal or evaluation is typically two to three weeks for residential property and four to six weeks for non-residential property. For real estate properties that are of highly specialized or limited use, significantly complex or large, additional time beyond the typical times may be required for new appraisals or evaluations.

As part of the Company’s credit administration and portfolio monitoring practices, the Company’s regular internal and external credit examinations review a significant number of individual loan files. Appraisals and evaluations are reviewed to determine whether the methods, assumptions, and findings are reasonable and in

Mr. Mark Webb, Legal Branch Chief
United States Securities and Exchange Commission

compliance with the Company’s Loan Policy and credit administration practices, the Guidelines and USPAP standards. Such reviews include the adequacy of the steps taken by the Company to ensure that the individuals who perform appraisals and evaluations are appropriately qualified and are not subject to conflicts of interest. Deficiencies, if any, are reported to the Board of Directors and prompt corrective action is taken.

3.	We refer to the second paragraph on page 19 that states the combined total of lot acquisition loans, other construction and land acquisition and development loans was $883 million or 21% of total loans as of December 31, 2009. Please tell us and revise future filings to reconcile this amount with the $673.3 million balance as of December 31, 2009 in the table titled “Land, Lot and other Construction loans by Bank” on page 14.

Response:

The $883 million of combined lot acquisition loans includes residential construction loans of $209.9 million and land, lot, and other construction of $673.3 million. The detail of the residential construction loans by Bank subsidiary is included on page 15 and the detail of the land, lot, and other construction loans by Bank is included on page 14 of the Form 10-K.

4.	In light of the significant amount of construction and ADC loans in your loan portfolio as of December 31, 2009, please tell us and revise future filings, as appropriate, to provide the following information regarding the use of interest reserves on these types of loans:
•	Discuss the significant accounting policies related to the use of loan-funded interest reserves, including the terms for advancing funds as interest reserves and how you account for interest charges paid with the funds advanced.

•	Describe how you subsequently account for interest reserves when the collectability of the loan with the interest reserve is not reasonably assured, such as when ADC loans or construction loans become non-performing.

•	Describe your underwriting process for loans with interest reserves, and disclose any specific differences in how they are underwritten as compared to loans that do not have interest reserves.

•	Describe how you monitor the completion state of projects financed through loans with interest reserves to ensure it is proper to continue capitalizing interest on the loan.

•	State the amount of loans with interest reserves as of December 31, 2009 and any material increases in loan principal and interest reserve in subsequent periods.

Mr. Mark Webb, Legal Branch Chief
United States Securities and Exchange Commission

•	State the extent of any loans with interest reserve that have been extended, renewed or restructured and for which the Company has continued to provide interest reserves to keep the credit facility current.

•	Describe the number and dollar amount of construction loans with interest reserves that are currently non-performing or which are potential problem loans.
Response:

The following is a discussion consistent with the request, which will be included in future filings as deemed necessary:

Interest reserves are used to periodically advance loan funds to pay interest charges on the outstanding balance of the related loan. As with any extension of credit, the decision to establish a loan-funded interest reserve upon origination of construction loans as well as land acquisition, development and construction (ADC) loans is based on prudent underwriting, including the feasibility of the project, expected cash flow, creditworthiness of the borrower and guarantors, and the protection provided by the real estate and other collateral. Interest reserves provide an effective means for addressing the cash flow characteristics of construction and ADC loans. In response to the downturn in the housing market and potential impact upon construction and ADC lending, the Company discourages the creation or continued use of interest reserves.

The Company’s Loan Policy and credit administration practices establish standards and limits for all extensions of credit that are secured by interests in or liens on real estate, or made for the purpose of financing the construction of real property or other improvements. Ongoing monitoring and review of the loan portfolio, including construction and ADC loans, include assessing, based on current information, the borrowers’ and guarantors’ creditworthiness, value of the real estate and other collateral, the project’s performance against projections, and monthly inspections by employees or external parties until the real estate project is complete.

Interest reserves are advanced provided the related construction or ADC loan is performing as expected. Loans with interest reserves may be extended, renewed or restructured only when the related loan continues to perform as expected and meets the prudent underwriting standards identified above. Such renewals, extension or restructuring are not permitted in order to keep the related loan current.

In monitoring the performance and credit quality of a construction or an ADC loan, the Company assesses the adequacy of any remaining interest reserve, and whether the use of an interest reserve remains appropriate in the presence of emerging weakness and associated risks in the construction or ADC loan.

Mr. Mark Webb, Legal Branch Chief
United States Securities and Exchange Commission

The ongoing accrual and recognition of uncollected interest as income continues only when facts and circumstances continue to reasonably support the contractual payment of principal or interest. Loans are designated as non-accrual when the collection of the contractual principal or interest is unlikely and the accrual of interest and its capitalization into the loan balance will be discontinued for such loans.

As of December 31, 2009, the Company had loans with interest reserves of $216.4 million of which there was remaining interest reserves of $3.4 million. There have been no subsequent increases in interest reserves on these loans through June 30, 2010.

During 2009, the Company extended, renewed, or restructured 66 loans with interest reserves, such loans having an aggregate outstanding principal balance of $39.3 million as of December 31, 2009. However, such actions were based on prudent underwriting standards and not to keep the loans current.

As of December 31, 2009, the Company had 94, or $106.2 million, in construction loans with interest reserves that are currently non-performing or which are potential problem loans.

5.	We refer to the table on changes in real estate and other assets on page 19 that shows an increase of $45.7 million or 394% to $57.3 million as of December 31, 2009, as compared to $11.6 million in 2008. Please tell us and revise this section in future filings to disclose the following information:
•	Provide a summary of the acquisition cost for each major type of collateral acquired as of December 31, 2009 considering the $72 million of properties transferred into other real estate owned in 2009.

•	Describe the major loan types and book value related to the collateral acquired in foreclosure.

•	Provide a breakdown of the $28.6 million reduction in 2009 between sales of properties and write-downs due to subsequent impairments.

•	Disclose the reasons for any material write-downs recorded in 2009 and if this is indicative of a trend which is likely to affect the future operating results of the Company.

•	Describe the basis used to determine the fair value of the properties on the date of transfer and any subsequent estimated losses of net realizable value.

Mr. Mark Webb, Legal Branch Chief
United States Securities and Exchange Commission

•	Discuss management’s plans to dispose of these properties.
Response:

The loan book value prior to the acquisition and transfer of the loan into other real estate owned during 2009 was $81.5 million of which $24.6 million was residential real estate, $51.6 million was commercial real estate, and $5.3 million was consumer loans.

The loan collateral acquired in foreclosure during 2009 was $72.0 million of which $21.8 million was residential real estate, $45.5 million was commercial real estate, and $4.7 million was consumer loans.

The $28.6 million reduction in real estate and other assets owned for 2009 includes $2.6 million of fair value write-downs and $26.0 million of sales of real estate and other assets owned. Future filings will include the following table providing a breakout between the fair value write-downs and the sales of real estate and other assets owned.

Year ended
December 31,
(Dollars in thousands)	2009
Balance at beginning of period	$11,539
Additions	71,967
Capital improvments	2,403
Write-downs	(2,616)
Sales	(25,973)

Balance at end of period	$57,320

The write-downs in 2009 associated with property acquired by foreclosure or deed-in-lieu of foreclosure is primarily attributable to declines in the fair value of individual real properties. Such write-downs are not indicative of a trend in that several of such properties have characteristics unique to the property, including special or limited use, and locations of such properties. Such declines are also attributable in isolated cases to increased costs to sell, including costs of marketing such properties.

In evaluating whether the write-downs in 2009 were indicative of a trend which is likely to affect the future operating results of the Company, the reasons identified above were considered by the Company in light of the remaining holdings of real property and each particular bank subsidiary’s experience in its particular markets. The Company determined that the write-downs were not indicative of a trend continuing beyond 2009; however, there can be no assurance that future write-downs will not occur.

Mr. Mark Webb, Legal Branch Chief
United States Securities and Exchange Commission

With respect to the basis used to determine the fair value of the properties on the date of transfer and any subsequent estimated losses of net realizable value, the fair value of other real estate acquired by foreclosure or deed-in-lieu of foreclosure is determined primarily based upon appraisal or evaluation of the underlying real property value. New or updated appraisals or evaluations are generally obtained when other real estate owned is acquired by the Company. Thereafter, appraisals or evaluations (new or updated) are reviewed at least quarterly and more frequently based on current market conditions, including deterioration in a borrower’s financial condition and when property value may be subject to significant volatility.

The Company reviews appraisals or evaluations, giving consideration to the highest and best use of the collateral, with values reduced by discounts to consider lack of marketability and estimated costs to sell. Although the Company considers the appraised value of collateral as the starting point for determining its fair value, the Company also considers other factors and events in the environment that may affect the current fair value, including the Company’s experience with whether the appraised values of impaired collateral-dependent loans are actually realized, and the timing of cash flows expected to be received from the underlying collateral to the extent such timing is significantly different than anticipated in the most recent appraisal. After review and acceptance of the appraisal or evaluation (new or updated), adjustments, if any, to the real property’s carrying value are made through write-downs charged to expense.

With respect to the Company’s real estate and other assets owned as of December 31, 2009, the Company is considering more aggressive efforts to market such properties outside of the Company’s geographic operations to attract additional interest, including retaining national real estate companies, conducting auctions of individual or a combination of properties, as well as showcasing the individual properties through the websites of the bank subsidiaries and the Company.

6.	Please tell us and revise this section in future filings, to describe for the most recent period reported, in addition to currently non-performing loans, the nature and extent of any potential problem loans for which the Company has concerns as to their ability to comply with current loan repayment terms. Refer to the disclosure requirements of Item III.C.2 of Industry Guide 3.

Response:

The following is disclosure will be included in future filings as deemed necessary:

Loans for which the Company has serious doubts, i.e., concerns as to the ability of borrowers to comply with the current loan repayment terms, including payments of the contractual payments of principal and interest as scheduled, have been

Mr. Mark Webb, Legal Branch Chief
United States Securities and Exchange Commission

identified as impaired loans and have been included in the currently non-performing loan disclosures within the periods presented in the Form 10-K.

7.	Reconcile the total impaired loans of $218.7 million and $79.9 million in 2009 and 2008, respectively, described in the first paragraph on page 19 with total non-accrual loans of $198.3 million and $64.3 million for those years in the table of non-performing assets on page 17.

Response:

A loan is considered impaired when it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The Company typically places loans on non-accrual when principal or interest is due and has remained unpaid for ninety days or more unless the loan is in process of collection and well-secured by collateral the fair value of which is sufficient to pay off the debt in full. Nonaccrual loans by definition are considered to be impaired loans and for that reason the nonaccrual balances of $198.3 million and $64.3 million for the years ended December 31, 2009 and 2008, respectively, are considered impaired loans. Impaired loans may include loans that are on accruing status and therefore the impaired loan balances of $218.7 million and $79.9 million for the years ended December 31, 2009 and 2008, respectively, include $20.4 million and $15.6 million for the years ended December 31, 2009 and 2008, respectively, that are currently accruing but the Company does not expect to receive all scheduled payments of principal or interest according to the contractual terms of the loan.

8.	We refer to the second paragraph on page 19 that states the Company had troubled debt restructured loans for $64.6 million as of December 31, 2009 which are all in non-accrual status. We also note related disclosure on page 76 that states troubled debt restructurings charged off in 2009 were $7.8 million. Please revise this section to provide the following information with respect to restructured commercial real estate loans as of December 31, 2009:
•	Discuss the types of loan modifications made to these restructured loans and the terms of the restructuring.

•	Tell us whether you have any commercial loans that have repayment dates extended at or near the original maturity date and which you have not classified as impaired, for reasons such as the existence of personal guarantees. If so, revise this section to discuss the following:
•	The types of repayment extensions being made including the duration of the extension period.

•	The loan terms that have been adjusted from the original terms.

Mr. Mark Webb, Legal Branch Chief
United States Securities and Exchange Commission

•	Whether these loans are collateral dependent and, if so, the nature of the underlying collateral and the latest appraisal date.
Response:

With respect to the types of loan modifications made to the identified restructured loans, the following modifications were made:
•	Reduction of the stated interest rate for the remaining term of the debt

•	Extension of the maturity date(s) at a stated rate of interest lower than the current market rate for newly originated debt having similar risk characteristics, and

•	Reduction of the face amount of the debt as stated in the debt agreements.
Each restructured debt is separately negotiated with the borrower and includes terms and conditions that reflect the borrower’s prospective ability to service the debt as modified.

The $64.6 million of troubled debt restructured loans as of December 31, 2009 are described in this SEC comment as all in nonaccrual status. The troubled debt restructurings as noted in the first paragraph of page 19 are all considered impaired loans, of which only the majority are on nonaccrual status.

The Company does not have any commercial loans as of December 31, 2009 that have repayment dates extended at or near the original maturity date for which the Company has not classified as impaired.

9.	Revise this section to disclose whether any commercial real estate that were restructured resulted in the creation of multiple new loans (i.e., Note A, Note B structure). If so, please revise this section to include the following information:
•	Disclose the total dollar amount of loans that were restructured using this type of workout strategy.

•	Discuss the benefits to the Company for using this strategy including the impact on interest income and credit classification.

•	Disclose the terms of the new loans, including how Notes A and B differ and whether Note A is underwritten in accordance with your customary standards and at current market rates.

Mr. Mark Webb, Legal Branch Chief
United States Securities and Exchange Commission

•	Clarify if Note B is immediately charged-off upon restructuring. If not, discuss whether you combine the restructured notes in your evaluation as to whether the notes should be returned to accrual status.

•	Confirm that Note A is classified as a TDR and explain your accounting policies for removing these loans from TDR classification.

•	Discuss your policies for returning Note A to accrual status, including how you consider the borrowers’ payment performance prior to the restructuring.
Response:

The Company has not restructured any commercial real estate loans that resulted in the creation of multiple new loans. The Company does not utilize the multiple loan strategy when restructuring loans regardless of whether or not the notes are troubled debt restructuring loans.
Allowance for loan and lease losses, page 20
10.	We refer to the first paragraph on page 22 that states the increase in the allowance for loan losses was basically due to the increase in non-performing loans since December 31, 2008 and downturns in the global, national and local economies. We also note you refer to general factors such as loan portfolio growth, composition, average loan size, credit quality considerations and other environmental factors that will continue to determine the level of provision expense. Please tell us and in future filings expand your discussion of the factors that influenced management’s evaluation of the provision and allowance for loans losses in 2009:
•	Disclose the specific, general and unallocated components of the allowance for loan losses and how they were determined.

•	Discuss how you determined the specific valuation allowance of $19.8 million or 9% of impaired loans totaling $218.7 million. Refer to the “Non-performing loans and real estate owned” section in the first paragraph on page 19.

•	Explain what were the specific changes in the global, national and local economies that affected your allowance for loan losses. Discuss how you factored into your allowance methodology the effects of recent decreases in the fair value of the underlying collateral of the loans and regional increases in unemployment.

•	Discuss how you considered the material credit risk related to construction loans and ADC loans that are dependent on future cash flows. We note the company had land lot loans, construction loans and land acquisition and development loans totaling

Mr. Mark Webb, Legal Branch Chief
United States Securities and Exchange Commission

$883 million or 21% of total loans as of December 31, 2009. Refer to the second paragraph of the “Non-performing loans and real estate owned” section on page 19.

•	Discuss how you considered in your analysis of the allowance for loan losses the following:
•	The allowance as a percentage of non-performing loans decreased to 70% in 2009 as compared to 105% in 2008.

•	Impaired loans as a percent of total loans increased to 5.93% in 2009 as compared to 2.0% in 2008.

•	Nonperforming loans as a percent of total loans increased to 4.93% in 2009 as compared to 1.76% in 2008.

•	The allowance for loan losses as a percent of gross loans increased to 3.46% in 2009 as compared to 1.86% in 2008.
Response:

The following is an expanded discussion of the allowance for loan and lease losses that will be included in future filings as deemed necessary:

Based upon management’s analysis of the Company’s loan and lease portfolio, the balance of the Allowance for Loan and Lease Losses (“allowance”) is an estimate of probable credit losses known and inherent in the loan and lease portfolio as of the date of the consolidated financial statements.

The allowance is determined by each bank subsidiary as the amount that bank management believes will be adequate to absorb estimated losses in the bank’s loan and lease portfolio. Each of the eleven bank subsidiaries’ allowance consists of a specific component and a general component. The specific component relates to loans that are determined to be impaired. An impairment allowance is established when the fair value of collateral-dependent loans or the present value of the loan’s expected future cash flows (discounted at the loan’s effective interest rate) is lower than the carrying value of the impaired loan and lease. The general component relates to probable credit losses inherent in the balance of the portfolio based on prior loss experience, adjusted for changes in trends and conditions of qualitative or environmental factors, including:
•	Adverse situations that may affect specific borrowers’ ability to repay;

•	Current collateral values for collateral-dependent impaired loans;

Mr. Mark Webb, Legal Branch Chief
United States Securities and Exchange Commission

•	Delinquencies and non-performing loans;

•	Amount and timing of future cash flows expected on impaired loans;

•	Criticized and classified loans;

•	Credit concentrations by credit type, industry, geography;

•	Recoveries and dispositions of balances previously charge-off;

•	Volume and terms of loans;

•	Loan size and complexity;

•	Competition and bank size;

•	Local market areas, regional and national economic conditions;

•	Effects of changes in lending policies and procedures;

•	Experience, ability, and depth of lending management and credit administration staff; and

•	Effects of legal of regulatory developments.
Each bank’s allowance evaluation is well documented and approved by each bank subsidiary’s Board of Directors and reviewed by the parent company’s Board of Directors. In addition, the policy and procedures for determining the balance of the allowance are reviewed annually by each bank subsidiary’s Board of Directors, the parent company’s Board of Directors, independent credit reviewers and state and federal bank regulatory agencies.

Management of each bank subsidiary exercises significant judgment when evaluating the effect of applicable qualitative or environmental factors on each bank subsidiary’s historical loss experience for loans not identified as impaired. Quantification of the impact upon each bank’s allowance is inherently subjective as data for any factor may not be directly applicable, consistently relevant, or reasonably available for management to determine the precise impact of a factor on the collectability of the bank’s unimpaired loan and lease portfolio as of each evaluation date. Bank management documents its conclusions and rationale for changes that occur in each applicable factor’s weight, i.e., measurement and ensures that such changes are directionally consistent based on the underlying current trends and conditions for the factor.

Mr. Mark Webb, Legal Branch Chief
United States Securities and Exchange Commission

In determining the need for a specific allowance on impaired loans or leases, the effects of decreases during 2009 in the fair value of the underlying collateral and regional increases in unemployment were considered in measuring fair values of the loans, whether based on the present value of expected future cash flows (discounted at the loan’s effective interest rate) or based on the fair value of the underlying collateral, less estimated costs to sell for collateral-dependent loans. For unimpaired loans, the impacts of declines in collateral values and increasing regional unemployment during 2009 were also taken into account by the bank subsidiaries with additional weight provided, the amount depending upon the significance of such items for each bank subsidiary.

The allowance determined by each bank subsidiary is combined together into a single allowance for the Company. As of December 31, 2009, the Company’s allowance consisted of the following components:

Specific	$19,760
General	123,167

Total	$142,927
The specific valuation allowance of $19.760 million pertains to impaired loans, net of government guarantees, of $218.7 million. Though impaired, loans for which no specific valuation allowance is established have fair values (less estimated costs to sell) that exceed the carrying values of such loans. Fair values are determined based on the present value of expected future cash flows (discounted at the loan’s effective interest rate), except when it is determined that repayment of the loan is expected solely from the underlying collateral. The credit risk related to construction loans and ADC loans was considered in the ongoing monitoring of such loans, including assessments based on current information, including new or updated appraisals or evaluations, expected cash flows and the timing thereof, as well as the estimated costs to sell when such costs are expected to reduce the cash flows available to repay or otherwise satisfy the construction or ADC loan.

The increase in the ALLL was primarily due to the increase in non-performing assets since December 31, 2008 and a downturn in global, national and local economies. The eleven bank subsidiaries provide commercial services to individuals, small to medium size businesses, community organizations and public entities from 106 locations, including 93 branches, across Montana, Idaho, Wyoming, Colorado, Utah, and Washington. The Rocky Mountain areas in which the bank subsidiaries operate have diverse economies and markets that are tied to commodities (crops, livestock, oil and natural gas), tourism, real estate and land development and an assortment of industries, both manufacturing and service-related. Thus, the downturn in the global, national, and local economies is not uniform across each of the bank subsidiaries.

Mr. Mark Webb, Legal Branch Chief
United States Securities and Exchange Commission

The softening of economic conditions during much of 2009 included the declining sales of existing real property (e.g., single family residential, multi-family, commercial buildings), an increase in existing inventory of real property, increase in real property delinquencies and foreclosures, and corresponding decrease in absorption rates, and the declines in values of real property that collateralize most of the Company’s loan and lease portfolios, among other factors. While national unemployment increased steadily from 7.4 percent at the start of 2009 to 10.0 percent at year-end 2009, the unemployment rates for the states in which the community bank subsidiaries conduct operations were significantly lower throughout 2009 than the national unemployment percentages. Agricultural prices decreased in 2009, but remained above the long-term average. Concurrently, prices for oil held strong, while prices for natural gas fell below the exceptionally high price levels of 2008. The decline in the cost of living, as reflected in CPI measures, helped buffer the general softening of the economy nationally, regionally and locally, and the impact of declining real property values. The tourism industry and related lodging also was a source of strength for those banks whose market areas have national parks and similar recreational areas in the market areas served. Such changes affected the bank subsidiaries in distinctly different ways as each bank has its own geographic area and local economy influences over both a short-term and long-term horizon.

Presented below are selected statistics that represent the aggregation of the results on a combined basis for the Company’s eleven bank subsidiaries.
•	The allowance as a percentage of non-performing loans decreased to 70% in 2009 as compared to 105% in 2008.

•	Impaired loans as a percent of total loans increased to 5.30% in 2009 as compared to 2.0% in 2008.

•	Nonperforming loans as a percent of total loans increased to 4.93% in 2009 as compared to 1.76% in 2008.

•	The allowance for loan losses as a percent of gross loans increased to 3.46% in 2009 as compared to 1.86% in 2008.
Throughout 2009 and at year-end 2009, the Company believes the allowance is commensurate with the risk in the Company’s loan and lease portfolio and is directionally consistent with the change in the quality of the Company’s loan and lease portfolio as determined at each bank subsidiary.

Mr. Mark Webb, Legal Branch Chief
United States Securities and Exchange Commission

Financial Statements for the period ended December 31, 2009
Note 1, Summary of Significant Accounting Policies, page 64
Note 1, I, Temporary Versus Other-Than-Temporary Impairments, page 67
11.	Please tell us and in future filings revise this footnote to include the methodology for determining other-than-temporary impairments based on the amended guidance in FASB ASC 320, Investments, Debt and Equity Instruments effective in June 2009. Discuss the accounting for the non-credit portion of the other-than-temporary loss recorded in other comprehensive income, based on the revised intent to hold the security criteria that consider whether it is more likely than not that the Company will be required to sell the security before recovery of it amortized cost basis.

Response:

The following is an expanded discussion of the accounting policy and methodology for determining other-than-temporary losses on investment securities that will be included in future filings as deemed necessary:

The Company views the determination of whether an investment security is temporarily or other-than-temporarily impaired as a critical accounting policy, as the estimate is susceptible to significant change from period to period because it requires management to make significant judgments, assumptions and estimates in the preparation of its consolidated financial statements. The Company assesses individual securities in its investment securities portfolio for impairment at least on a quarterly basis, and more frequently when economic or market conditions warrant. An investment is impaired if the fair value of the security is less than its carrying value at the financial statement date.

In evaluating impaired securities for other-than-temporary impairment losses, management considers, among other things, (i) the severity and duration of the impairment, (ii) the credit ratings of the security, (iii) the overall deal structure, including the Company’s position within the structure, the overall and near term financial performance of the issuer and underlying collateral, delinquencies, defaults, loss severities, recoveries, prepayments, cumulative loss projections, discounted cash flows and fair value estimates.

In evaluating equity securities for other-than-temporary impairment losses, the Company assesses impairment to be other-than-temporary when the Company lacks the intent and the ability to retain the equity security for a period of time sufficient to allow for recovery in full of the cost basis of the security. If the Company has decided to sell an impaired equity security and the Company does not expect the fair value of the security to fully recover before the expected time of sale, the security is deemed to have an other-than-temporary impairment in the period in which the decision to sell is made. The Company recognizes an impairment loss

Mr. Mark Webb, Legal Branch Chief
United States Securities and Exchange Commission

when the impairment is deemed other-than-temporary even if a decision to sell has not been made. For other-than temporary losses on equity securities, the Company recognizes the entire amount of the other-than-temporary impairment in earnings.

In evaluating debt securities for other-than-temporary impairment losses, management assesses whether the Company intends to sell the security or if it is more likely-than-not that the Company will be required to sell the debt security. In so doing, management considers contractual constraints, liquidity, capital, asset / liability management and securities portfolio objectives.

If impairment is determined to be other-than-temporary and the Company does not intend to sell a debt security, and it is more likely-than-not the Company will not be required to sell the security before recovery of its cost basis, it recognizes the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion (noncredit portion) in other comprehensive income, net of tax. For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment is amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security.

If impairment is determined to be other-than-temporary and the Company intends to sell a debt security or it is more likely-than-not the Company will be required to sell the security before recovery of its cost basis, it recognizes the entire amount of the other-than-temporary impairment in earnings.

For debt securities with other-than-temporary impairment, the previous amortized cost basis less the other-than-temporary impairment recognized in earnings shall be the new amortized cost basis of the security. In subsequent periods, the Company shall accrete into interest income the difference between the new amortized cost basis and cash flows expected to be collected prospectively over the life of the debt security.
Note 3, Investment Securities, Available-for-sale securities, page 70
12.	We refer to the summary on page 72 of investments in an unrealized loss position at December 31, 2009 that shows unrealized losses of $12.3 million with a duration of twelve months or more related to residential mortgage backed securities with a fair value of $39.8 million. We also note you state on page 74 that these losses relate to 39 securities of which 13 are non-guaranteed non-Agency CMOs with an aggregate loss of $12.3 million. Please tell us and revise this section in future filings to include the following information regarding your investments in CMOs:

Mr. Mark Webb, Legal Branch Chief
United States Securities and Exchange Commission

•	Describe the analysis performed by the Company to conclude that these securities had no other-than-temporary impairments as of December 31, 2009 taking into consideration, among other factors:
•	The non-guaranteed classification of the CMOs,

•	The credit rating classification of the seniority of the CMOs,

•	The degrees of subordination within the tranches in which the Company has invested,

•	Payment, deferral and default information, and

•	The severity and duration of the loss.
•	Refer in your response to the fact that seven of the tranches are collateralized by Alt-A residential mortgage loans as stated in the last paragraph on page 54 of the “Critical Accounting Policy, Other-than-temporary Impairment on Securities Accounting Policy and Analysis” section.
Response:

The following discussion regarding other-than-temporary impairment will be included in the “Other-Than-Temporary Impairment on Securities Accounting Policy and Analysis” portion of the Critical Accounting Policies discussion in the Management Discussion and Analysis in future filings as deemed necessary:

With respect to the Company’s investments in non-guaranteed, non-Agency issued CMOs, the Company’s engages a third-party to perform detailed analysis for other-than-temporary impairment. Such analysis takes into consideration original and current data for the tranche and CMO structure, the non-guaranteed classification of each CMO tranche, current and deal inception credit ratings, credit support (protection) afforded the tranche through the subordination of other tranches in the CMO structure, the nature of the collateral (e.g., prime, Alt-A) underlying each CMO tranche, and realized cash flows since purchase.

The analysis includes performance projections based upon cash flow assumptions designed to assess risk by capturing key performance data and trends such as delinquencies, severity of defaults, severity of collateral loss, and prepayment speeds taking into account both voluntary (“CRR”) and involuntary (“CDR”) payments and the seniority of the CMO tranche within the CMO deal. The table below summarizes the cash flows projected across nine different scenarios that assume worsening trends and related stress upon the CMO tranche and deal collateral. When available, the collateral loss estimates are compared against loss estimates obtained from the credit rating agencies for the CMO structure and the resulting impact upon the tranche.

Mr. Mark Webb, Legal Branch Chief
United States Securities and Exchange Commission

CRR	Default
6	0 HPA
8	0 HPA
15	0 HPA

6	-10 HPA
8	-10 HPA
15	-10 HPA

6	Geo Aff
8	Geo Aff
15	Geo Aff
Home price appreciation (“HPA”) is a primary driver of credit performance in addition to loan characteristics. Negative HPA refers to declining house price appreciation (i.e., depreciation in essence). HPA scenarios are performed at loan-level capturing characteristics such as loan-to-value, credit scores (e.g., FICO), loan type, occupancy, purpose, and geography. Geographic Affordability (“Geo Aff”) is also a house price appreciation scenario and such refers to house price affordability levels by geography (relative to income).

Prior to performing any HPA or Geo Aff-based analysis, significant fine-tuning adjustments are made to factor in the current state of the housing market. Tuning adjustments include delinquency roll rates, cure rates, voluntary prepayments, loan-to-values, and credit scores. Additionally, other factors used in the analyses are updated for current market conditions and trends, including loss severities and collateral loss estimates provided by the credit rating agencies for the CMO structures.
Note 18, Fair Value of Financial Instruments, page 92
13.	We refer to the reconciliation of assets balances measured at fair value on a recurring basis using Level 3 inputs on page 93 shows transfers into Level 3 classification in 2008 for $7.6 million and transfers out of Level 3 classification for $7.9 million. Please tell us and revise this section in future filings to provide the following information:
•	Discuss the types of financial instruments that were reclassified into and from the Level 3 classification in 2008 and 2009.

•	Describe the reasons for the reclassification in the fair value hierarchy, the valuation inputs affected and any related changes in valuation methodology used.

Mr. Mark Webb, Legal Branch Chief
United States Securities and Exchange Commission

Response:

The $7.9 million of financial assets transferred out of Level 3 and into Level 2 classification during 2009 included 2 state and local government securities with a total balance of $285 thousand and 2 residential mortgage-backed securities with a total balance of $7.6 million. The state and local government securities were transferred out of Level 3 as a result of third party pricing or models utilizing observable inputs being obtained as of December 31, 2009 and expected to be obtained in future periods, which was unavailable prior to January 1, 2010 for the securities and there was a greater reliance on unobservable inputs for fair value. The residential mortgage-backed securities were transferred out of Level 3 as a result of third party pricing being obtained as of December 31, 2009 and expected to be obtained in future periods, whereas prior to January 1, 2009 only third party models with greater reliance on unobservable inputs were available for the securities fair value.

The $7.6 million of financial assets transferred into Level 3 and out of Level 2 classification during 2008 included 2 residential mortgage-backed securities. The residential mortgage-backed securities were transferred into Level 3 as a result of third party models using unobservable inputs for fair value being obtained as of December 31, 2008 and expected to be obtained in future periods, whereas prior to January 1, 2008 third party pricing with greater reliance on observable inputs were available for the securities.

As discussed in the first paragraph of page 93 of the Form 10-K, there has been no significant changes in valuation techniques used for investment securities during the periods presented.

In January 2010, the Financial Accounting Standards Board (“FASB”) issued an amendment to the Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures, which requires disclosures regarding a description of the types of transfers between classifications, reasons for the transfers, and valuation techniques and inputs used. The disclosures became effective for interim and annual periods beginning after December 15, 2009. The Company adopted this amendment effective for the interim period ended March 31, 2010 and included such disclosures in its first quarter Form 10-Q and will continue to provide the disclosures for future filings.
Executive Compensation, page 104
Board Authority for Risk Oversight, page 8 of Definitive Proxy Statement on Schedule 14A
14.	We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Mr. Mark Webb, Legal Branch Chief
United States Securities and Exchange Commission

Response:

During the year 2009 the Compensation Committee met with the Chief Executive Officer and Chief Financial Officer to discuss and review Company policies in connection with risk management practices. The Compensation Committee reviewed the Company’s incentive compensation arrangements with regard to any features that could lead employees, including non-executive officers, to take risks or focus unduly on short-term results. The Compensation Committee also reviewed employee compensation plans for any features that could encourage manipulation of reported earnings.

Based upon such discussions and its review of the policies and practices governing the Company’s compensation programs, including incentive compensation, the Compensation Committee determined that the Company’s current compensation policies and practices do not create risks or encourage employees to take risks that are reasonably likely to have a material adverse effect on the Company.
Certain Relationships and Related Transactions and Director Independence, page 104
Transactions with Management, page 30 of Definitive Proxy Statement on Schedule 14A
15.	You disclose that loans to related persons were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons. Please confirm, and revise future filings to disclose, if true, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K. In your response, please provide us with your proposed revised disclosure.

Response:

The Company confirms that all transactions between the Company’s subsidiary banks and its executive officers and directors, and their associates, were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Company or the lending Bank, and, in the opinion of management, did not involve more than the normal risk of collectability or present other unfavorable features.

The following future disclosures will be provided as deemed necessary:

During 2009 certain directors and executive officers of Glacier and its subsidiaries, and their associates, were customers of one or more of Glacier’s subsidiary banks, and it is anticipated that such individuals will continue to be customers in the future. All transactions between Glacier’s subsidiary banks and its executive

Mr. Mark Webb, Legal Branch Chief
United States Securities and Exchange Commission

officers and directors, and their associates, were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to the Company or the lending Bank, and, in the opinion of management, did not involve more than the normal risk of collectability or present other unfavorable features.
Form 10-Q for the Quarterly Period Ended March 31, 2010
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21
Nonperforming Assets, page 38
16.	We refer to the last paragraph on page 39 that states impaired loans were $223.5 million as of March 31, 2010 and you have provided a valuation allowance of $17 million specific to impaired loans. Please tell us and disclose in future filings the total impaired loans for which you have provided the specific valuation allowance and your basis for not allocated a specific allowance on the remaining balance of impaired loans.

Response:

The following discussion regarding impaired loans will be included in Note 4, Loans Receivable, Net and Loans Held for Sale, of the Financial Statements in future filings as deemed necessary:

Of the $223.5 million of gross impaired loans as of March 31, 2010, $160.8 million did not have a specific impairment and $62.7 million had a specific impairment greater than $0 for a total valuation allowance of $17.0 million. Loans without a specific impairment are attributable to the loan’s fair value less estimated cost to sell exceeding the loan’s carrying value. Further discussion regarding the methodology for measuring impairment is included in the response to SEC comment 2 herein.

Further discussion regarding the methodology for measuring impairment is included in the response to SEC comment 2 herein.
Note 13, Fair Value Measurement, page 21
17.	We refer to the schedule of major classes of assets measured at fair value on a non-recurring basis as of March 31 2010 on page 23. Please tell us and revise this note in future filings to provide the following information:
•	Reconcile the total impaired loans of $45.7 million in the schedule with the total impaired loans of $225.5 million in Note 4, “Loans Receivable, Net and Loans Held

Mr. Mark Webb, Legal Branch Chief
United States Securities and Exchange Commission

for Sale” on page 13. We note your disclosure on page 55 of your Form 10-K for the year ended December 31, 2009, that impaired loans are primarily collateral dependent and the estimated fair value is based on the appraised fair value of the collateral, less estimated cost to sell.

•	Explain the events or changes in circumstances which occurred during the first quarter of 2010 which resulted in the $45.7 million balances of Level 3 impaired loans, equal to a $154.2 million or 77% decrease as compared to the $199 million of Level 3 impaired loans as of December 31, 2009 as stated in Note 18, “Fair Value of Financial Instruments” on page 94 of the 2009 Form 10-K.

•	State the reasons why no “Real estate and other assets owned” were recorded as non-recurring assets considering the following:
•	The Company has $59.5 million and $57.3 million of “Real estate and other assets owned” recorded on the consolidated statements of financial condition as of March 31, 2010 and December 31, 2009, respectively.

•	Note 18 on page 94 of the December 31, 2009 Form 10-K shows you recorded $57.3 million of “Real estate and other assets owned” as Level 3 non-recurring financial assets for that period.
Response:

The $225.5 million of impaired loans as of March 31, 2010 referenced in this SEC comment above is not in the Form 10-Q and the correct amount is $223.5 million of gross impaired loans and $206.4 million of net impaired loans as provided in the second table of Note 4, “Loans Receivable, Net and Loans Held for Sale” on page 14.

The Company confirms that impaired loans are and continue to be primarily collateral dependent and the estimated fair value is based on the appraised fair value of the collateral, less estimated cost to sell.

FASB ASC Subtopic 820-10-50-5, Fair Value Measurements and Disclosures — Overall, requires the Company to disclose the fair value measurements recorded during the period for financial assets and liabilities that are measured on a nonrecurring basis in periods subsequent to initial recognition. The Company currently understands the standard to require disclosure of financial instruments measured on a nonrecurring basis only if there is a recorded change to the financial instrument during the reported period as a result of a fair value assessment.

The $45.7 million of net impaired loans disclosed as recorded at fair value on a nonrecurring basis includes only impaired loans where there was a recorded change in the fair value during the year-to-date period ended March 31, 2010. The $206.4 million of total net impaired loans includes impaired loans where there was no

Mr. Mark Webb, Legal Branch Chief
United States Securities and Exchange Commission

recorded change in fair value during the year-to-date period ended March 31, 2010. The difference of $160.7 million in net impaired loans includes net impaired loans for which there has not been a recorded change in fair value during the year-to-date period ended March 31, 2010.

The $199 million of net impaired loans as of December 31, 2009 includes impaired loans where there has been a non-recurring measurement in the fair value of the impaired loans whereas the $45.7 million as of March 31, 2010 only includes impaired loans with recorded changes in fair value during the March 31, 2010 year-to-date period ended.

The $57.3 million of other real estate owned as of December 31, 2009 includes other real estate owned where has been a non-recurring measurement in the fair value. There was no disclosure of other real estate owned as of March 31, 2010 since there was no material recorded change in fair value for other real estate owned during the year-to-date period ended March 31, 2010.

Future filings will provide sufficient descriptions that clearly describe which subsets of total impaired loans and other real estate owned are being disclosed for major class of assets measured at fair value on a non-recurring basis.
Closing Comments
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
In responding to our comments, please provide a written statement from the company acknowledging that:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response:
In connection with this response, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission

Mr. Mark Webb, Legal Branch Chief
United States Securities and Exchange Commission

from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that the above is fully responsive to your comments. However, if you have any further questions or concerns, please do not hesitate to call our counsel Steve Klein at (206) 340-9648 or the undersigned at (406) 751-7706.
Sincerely,
/s/ Ron J. Copher

Ron J. Copher
Senior Vice President and Chief Financial Officer

cc:	John Nolan, Securities and Exchange Commission Amit Pande, Securities and Exchange Commission Stephen M. Klein, Graham & Dunn Matt List, BKD, LLP